Filed by Nocturne Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Nocturne Acquisition Corporation

Commission File No. 333-273986

Date: December 27, 2023

Subject: Nasdaq Listing Update

Dear Fellow Shareholders,

Since my last update report, Cognos Therapeutics, Inc. (“Cognos”) has made substantial progress toward our goal of becoming a publicly traded company listed on Nasdaq. Over the past few weeks, we have achieved significant further milestones, and I am pleased to share the latest developments with you.

On December 19, 2023, Nocturne Acquisition Corporation (“Nocturne”) submitted a response to the additional comments provided by the Securities and Exchange Commission (“SEC”) regarding Nocturne’s amended registration statement on Form S-4 (the “Registration Statement”), including the proxy statement (the “Proxy Statement”) contained therein. You can access the Registration Statement by visiting the following link:

SEC Website - S-4 Third Filing, December 19, 2023

Our legal counsel has provided information hoping that Nocturne will receive SEC clearance before January 1, 2024 or soon thereafter. Once this clearance is obtained, Nocturne will mail the Proxy Statement to its stockholders requesting their approval of the transaction and we will initiate our own process for obtaining stockholder approval of the transaction.

I also have an update regarding our progress with capital raising. We have made presentations before numerous financing sources in an effort to secure the initial capital needed for our entry into the public market. To date, we have received positive interest from a number of such sources.

Following SEC clearance, I anticipate that the proxy, stockholder approval, Nasdaq process and financing will take approximately six to eight weeks, resulting in a proposed closing and Nasdaq listing in late February.

I acknowledge that the process has been complex and lengthy, but it’s important to recognize that the most challenging phases are behind us. This is a standard process that every company aiming to list on Nasdaq pursuant to a de-SPAC transaction must go through.

Additionally, I would like to share some other updates. The redesign of the Cognos website, including our new logo, is currently in progress and is expected to be completed sometime in January. Our efforts to develop a technique for bonding extremely thin layers of titanium to layers of silicon are ongoing, and I anticipate successful completion by the end of Q1 2024. Given the uniqueness of this technique and the innovative steps involved, we plan to file patents to secure intellectual property rights.

Furthermore, we are currently engaged in discussions with a prominent U.S. company that will collaborate with Cognos and our software team to develop proprietary software. This software will play a pivotal role in customizing chemotherapy delivery to match each patient’s unique brain physiology. The goal is to optimize the delivery cycle, ensuring the most effective drug delivery within the therapeutic range. This approach aligns with Cognos’ overarching vision and mission, which centers on enhancing drug efficacy while minimizing side effects, particularly for patients with brain tumors.

Our vision for Sinnais involves the integration of artificial intelligence (“AI”) software that customizes drug delivery to each patient’s unique physiology and target area, ultimately enabling precision medicine and optimizing treatment outcomes. We anticipate that a significant portion of our revenue will be generated by offering this companion AI software.

As we work towards achieving the next few milestones, I will stay in touch and keep you updated on our latest developments.

Frank Adell
CEO

12/27/2023

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended. Statements that are not historical facts, including statements about the Merger between Nocturne and Cognos, the Merger Agreement, the transactions contemplated thereby and the parties’ perspectives and expectations, are forward-looking statements. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks, uncertainties and assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

These forward-looking statements are subject to a number of risks and uncertainties, including the risk that Cognos and Nocturne may be unable to successfully or timely consummate the Merger, including as a result of any regulatory approvals that are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Merger, that approval by the stockholders of Cognos or Nocturne may not be obtained, that the Merger may not result in the benefits anticipated by Nocturne and Cognos, as well as the risks discussed in Nocturne’s final prospectus dated March 30, 2021 under the heading “Risk Factors,” and in other documents Nocturne has filed, or will file, with the SEC, including the Registration Statement, which includes a proxy statement/prospectus. If any of these risks materialize or underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Nocturne nor Cognos presently know, or that Cognos or Nocturne currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Nocturne’s and Cognos’ expectations, plans, or forecasts of future events and views as of the date of this communication. Nocturne and Cognos anticipate that subsequent events and developments will cause Nocturne’s and Cognos’ assessments to change. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Nocturne, Cognos and their affiliates undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information About the Business Combination and Where to Find It

A full description of the terms of the Merger Agreement is provided in the Registration Statement. The Registration Statement is a preliminary registration statement and is subject to change. Nocturne urges its investors, stockholders and other interested persons to read the final Registration Statement, when available, as well as other documents filed with the SEC because these documents will contain important information about Nocturne, Cognos and the Merger. After the Registration Statement is declared effective, the definitive proxy statement/prospectus included therein will be mailed to stockholders of Nocturne as of a record date to be established for voting on the proposed Merger. Stockholders are also able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to Nocturne Acquisition Corporation, P.O Box 25739, Santa Ana, CA 92799, Attention Thomas Ao. The preliminary and definitive proxy statement/prospectus included in the Registration Statement can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Nocturne, Cognos and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Nocturne’s stockholders in connection with the proposed business combination. Information about Nocturne’s directors and executive officers and their ownership of Nocturne’s securities is set forth in Nocturne’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Nocturne, the combined company or Cognos, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

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